

August 4, 2011

Via Email
Mr. Gil Shwed
Chief Executive Officer and Chairman of the Board
Check Point Software Technologies Ltd.
5 Ha'Solelim Street, Tel Aviv 67897, Israel

      Re: Check Point Software Technologies Ltd.
               Form 20-F for the Fiscal Year Ended December 31, 2010
               Filed April 1, 2011
               Form 20-F/A for the Fiscal Year Ended December 31, 2010
               Filed August 3, 2011
               File No. 000-28584

Dear Mr. Shwed:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Craig D. Wilson

                       Craig D. Wilson
                       Senior Assistant Chief Accountant